# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xometry, Inc., CIK 0001657573
CUSIP: 98423F109
Title of class of securities: COM
Address of issuer's principal executive offices: 6116 EXECUTIVE BOULEVARD, SUITE 800, 700 CHESAPEAKE DRIVE, NORTH BETHESDA, Maryland (MD), 20852
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-23-002155
Filed by CIK 0000763212

## Reporting persons
- PRIMECAP MANAGEMENT CO/CA/: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 6,548,293; shared voting power 0; sole dispositive power 6,828,843; shared dispositive power 0; aggregate amount beneficially owned 6,828,843 (11.87% of the class)

## Item 1. Issuer
Name of issuer: Xometry, Inc.
Address of issuer's principal executive offices:
6116 EXECUTIVE BOULEVARD, SUITE 800, 700 CHESAPEAKE DRIVE, NORTH BETHESDA, MARYLAND
20852

## Item 2. Person Filing
Name of person filing: PRIMECAP MANAGEMENT CO/CA/
Address of principal business office or, if none, residence:
177 EAST COLORADO BLVD.
11TH FLOOR
PASADENA, California
91105
Citizenship: PRIMECAP MANAGEMENT CO/CA/ - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6,828,843
Percent of class: 11.87
Sole power to vote or to direct the vote: PRIMECAP MANAGEMENT CO/CA/ - 6,548,293
Shared power to vote or to direct the vote: PRIMECAP MANAGEMENT CO/CA/ - 0
Sole power to dispose or to direct the disposition: PRIMECAP MANAGEMENT CO/CA/ - 6,828,843
Shared power to dispose or to direct the disposition: PRIMECAP MANAGEMENT CO/CA/ - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, with respect to the securities as to which this Schedule is filed. No one Person here has an interest more than five percent of this class of securities except as follows: PRIMECAP Odyssey Growth Fund has an interest of more than five percent of the total outstanding common stock of Xometry, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PRIMECAP MANAGEMENT CO/CA/: Jennifer A. Ottosen, Chief Compliance Officer (11/04/2026)